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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CLAIRE'S STORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17958407

(Cusip Number)

E. Bonnie Schaefer
Marla L. Schaefer
3 S.W. 129thAvenue
Pembroke Pines, Florida 33027
(954) 433-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17958407			Page 2 of 7

1.	Name of Reporting Person: The 2000 Sylvia Schaefer Irrevocable Trust TIN: 65-6350961		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): None

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,424,136

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,424,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,424,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): OO

2

CLAIRE’S STORES, INC.

SCHEDULE 13D

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.05 per share (“Common Stock”), of Claire’s Stores, Inc., a Florida corporation (the “Issuer”), which has its principal executive offices at 3 S.W. 129th Avenue Pembroke Pines, Florida 33027.

Item 2. Identity and Background.

     (a)  This statement is being filed by the 2000 Sylvia Schaefer Irrevocable Trust (the “Trust”).

     (b)  The business address of the Trust is c/o Claire’s Stores, Inc., 3 S.W. 129th Avenue Pembroke Pines, Florida 33027.

     (c)  The business and occupations of the Trust is to provide for Sylvia Schaefer during her lifetime. The Issuer is a leading mall-based retailer of value-priced fashion accessories for pre-teens and teenagers as well as young adults.

     (d)  The Trust has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trust is organized under the laws of the state of Florida.

Item 3. Source and Amount of Funds and Other Consideration.

     None. This Schedule 13D is being filed solely as a result of a change in trustee of the Trust effective on June 6, 2003. As a result of the change in trustee, the Trust may be deemed to have acquired shared voting and investment control over the shares of common stock of the Issuer reported in Item 11 of the cover page (the “Shares”). The Trust disclaims any beneficial ownership in the Shares.

Item 4. Purpose of Transaction.

     The Trust was formed on October 20, 2000 by Rowland Schaefer, the Chairman of the Board and Chief Executive Officer of the Issuer, and sole trustee of the Trust, for the sole benefit of his wife, Sylvia Schaefer. The primary asset of the Trust is a 25% limited partnership interest in the RS Family Limited Partnership No. 2 (“Partnership 2”). The assets of Partnership 2 are 1,588,655 shares of Common Stock of the Issuer.

     The general partner of Partnership 2, having a one percent general partnership interest, is Schaefer Family Holdings, Inc., a Florida corporation (the “Corporation”). The Corporation also has a one percent general partnership interest in RS Family Limited Partnership (“Partnership 1”) which owns 1,835,481 shares of Common Stock of the Issuer. The Corporation, as the general partner of both Partnership 1 and Partnership 2, maintains all decision-making power in the operations of Partnership 1 and Partnership 2, and therefore, exercises voting and investment control over the Shares.

     The Trust is a 45% shareholder of the Corporation, and by virtue of its ownership in the general partner of Partnership 1 and Partnership 2, may be deemed to exercise some measure of voting, or investment, control over the Shares.

     Effective June 6, 2003, Marla L. Schaefer (“M. Schaefer”) and E. Bonnie Schaefer (“B. Schaefer”), each the daughters of Mr. Schaefer and Sylvia Schafer, and Ira D. Kaplan (“Kaplan,” and together with M. Schaefer and B. Schaefer the “Co-trustees”) accepted positions as Co-trustees of the Trust, replacing Mr. Schaefer as sole trustee of the Trust. As Co-trustees, M. Schaefer and B. Schaefer together have one vote, and Kaplan has one vote with respect to decisions affecting the Trust. In the event of a “tie,” Northern Trust Bank of Florida, N.A. will act as the tie-breaking vote. Due to the multiple trustee arrangement of the Trust, and the nature of the role of Northern Trust Bank, no Co-trustee maintains any form of “veto” power in the decision-making powers over the operations of the Trust, and therefore, none of the individual Co-trustees are deemed to have sole voting or investment power over the Shares. Each of the Co-trustees, and Northern Trust Bank, disclaims any beneficial ownership in the Shares.

     The purpose of causing a change in the trustee of the Trust to occur, and as result, “acquiring” investment control over the Shares, was to enable the Trust to continue in existence in the absence of its original trustee. Neither the Trust, nor the Co-trustees, currently has any plans or proposals which relate to or would result in:

(a)	the acquisition or disposition of additional securities of the Issuer; provided, however, that the successor trustees, on behalf of the Trust, reserve the right to acquire additional securities of the Issuer for investment purposes or to dispose of securities of the Issuer at any time;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any material change in the Issuer’s present business or corporate structure;

(g)	changes in the Issuer’s present charter, bylaws or similar instruments, or such other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to those enumerated above.

     The Trust, and each of the Co-trustees on behalf of the Trust, may, from to time, review or reconsider his or its position and formulate plans or proposals with respect to items (a) through (j) above, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a)  The Trust may be deemed to beneficially own 3,424,136 shares of Common Stock of the Issuer, which represents 7.4% of the outstanding shares of the Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended May 3, 2003.

     (b) For information regarding shared versus sole voting and disposition powers of the Trust, see Items 7, 8, 9, and 10 on the cover pages.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trust or the Co-trustees, or between these persons and any other person, with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2003

2000 Sylvia Schaefer Irrevocable Trust

	By:	/s/ Marla L. Schaefer

Marla L. Schaefer Co-Trustee

	By:	/s/ E. Bonnie Schaefer

E. Bonnie Schaefer Co-Trustee

	By:	/s/ Ira D. Kaplan

Ira D. Kaplan Co-Trustee